EXHIBIT 3.1g

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

PURESAFE WATER SYSTEMS, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, Puresafe Water Systems, Inc. (the “corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: That the Board of Directors of the corporation on October 24, 2014, adopted the resolutions proposing and declaring advisable the following amendment to the Certificate of Incorporation of the corporation [with the effective date to be not less than 20 days following mailing to stockholders of the corporation of the Definitive Information Statement filed with the Securities and Exchange Commission]:

RESOLVED, that the Board of Directors declares advisable, and recommends to the stockholders for adoption, the following amended first paragraph of, and the amended paragraph numbered 1 following the first paragraph of Article FOURTH, to replace, in its entirety the first paragraph of Article FOURTH, and paragraph numbered 1 of Article FOURTH, of the corporation’s Certificate of Incorporation:

“FOURTH: The total authorized capital stock of the Corporation shall be Ten Billion Ten Million (10,010,000,000) shares, each with a par value of $0.00001 per share, as follows

1.

Common Stock: The Corporation is authorized to issue up to Ten Billion (10,000,000,000) shares of Common Stock.”

SECOND: That the amendment was duly adopted by the affirmative vote of the Corporation’s stockholders holding a majority of the voting power of the Corporation by the written consent of said stockholders, in accordance with the provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Certificate of Incorporation to be signed by its President this 26th day of February, 2015.

Puresafe Water Systems, Inc.

By:

/s/ Stephen Hicks

President